EXHIBIT 10.4
HYPERCOM CORPORATION
2851 West Kathleen Road
Phoenix, Arizona 85053
Phone: 602.504.5000
Fax: 602.504.4655
December 20, 2007
Mr. Philippe Tartavull
3550 Surfwood Road
Malibu, California 90265
                    Re: Employment with Hypercom Corporation
Dear Philippe:
     Upon execution by you and Hypercom, this Agreement will, except as expressly provided herein, amend and restate in its entirety the letter agreement between you and Hypercom Corporation (“Hypercom” or the “Company”) with respect to the terms of your employment with the Company, dated January 16, 2007 (the “Original Agreement”), and will constitute your employment agreement (the “Agreement”) with the Company. A copy of the Original Agreement is attached hereto as Exhibit A.
1.	Position with the Company. Hypercom is pleased to offer you the position of Chief Executive Officer (CEO) of the Company, based at the Company’s headquarters in Phoenix, Arizona. You may be called upon to serve in additional or other capacities from time-to-time during your tenure with the Company. You will faithfully and diligently perform all lawful duties commensurate with these positions, including those duties directed by the Board of Directors of the Company (the “Board”). In addition, effective as of the date of this Agreement, you shall be nominated to serve as a member of the Board and if elected, so long as you remain an employee of the Company, you will continue to serve on the Board.

You will continue to work out of the Company’s headquarters Monday through Friday which shall be your primary place of employment except when your work necessitates business travel. You agree that if you are employed by the Company at the time your children graduate from high school, you will promptly relocate your primary residence to a location within the greater Phoenix metropolitan area with such relocation to occur within one (1) year of the graduation of the youngest child.

2.	Term. Your employment by the Company in your role as CEO will be effective as of 12:01 a.m. on December 20, 2007 and will terminate on December 20, 2009 (the “Term”), unless you and the Company agree to renew your employment relationship. Notwithstanding the above, as of
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December 20, 2008, you and the Company will review the employment relationship and at that time the Company may, in its sole discretion, extend the Term of this Agreement until December 20, 2010.
3.	Compensation. You will receive the following compensation for your services pursuant to this Agreement:
(a)	You will receive a base salary of $450,000.00 per year, which may be adjusted upward from time-to-time (the “Base Salary”) at the discretion of the Board or downward in the event of a Company-wide downward compensation adjustment. The Base Salary will be paid in equal installments in accordance with the Company’s salary payment policies in effect from time-to-time, and such salary payments will be subject to the usual withholding for income tax and other customary deductions.

(b)	Your target annual bonus compensation shall be one hundred percent (100%) of your then-current Base Salary for each year during the term of this Agreement, if the Company achieves the annual Performance Goals, as defined below, and as determined by the Board; provided that you may be entitled to receive annual bonus compensation in an aggregate amount up to one hundred and fifty percent (150%) of your then-current base salary for each year during the term of this Agreement if the Board deems it consistent with the achievement of the Performance Goals for such year. The Performance Goals, and the percentage of bonus compensation tied to each, will be specifically defined by the Board in its discretion, but will likely include some or all of the following: revenue growth, gross margin, earnings per share, market share growth and development of the organization (the “Performance Goals”). The determination as to whether the Company has achieved the Performance Goals will be made by the Board in its discretion, and the bonus will be paid to you within five (5) business days following such determination, but in any event no later than the 15th day of the third month following the applicable bonus year.

(c)	In accordance with Paragraph 3(c) of the Original Agreement, the Board granted to you thirty-five thousand (35,000) shares of restricted common stock pursuant to the Company’s Long-Term Incentive Plan and subject to the terms set forth in the Company’s form of restricted stock agreement. Such shares will remain subject to Paragraph 3(c) of the Original Agreement, the provisions of which are incorporated herein.

(d)	In accordance with Paragraph 3(d) of the Original Agreement, the Board granted to you fifty thousand (50,000) shares of restricted common stock of the Company pursuant to the Long-Term Incentive Plan (and the Company’s form of restricted stock agreement) restricted by achievement of the Performance Goals established or to be established by the Board for fiscal years 2007 and 2008. Such shares will remain subject to Paragraph 3(d) of the Original Agreement, the provisions of which are incorporated herein.

(e)	In accordance with Paragraph 3(e) of the Original Agreement, the Board granted to you an option to purchase one-hundred thousand (100,000) shares of common stock of the Company pursuant to the Company’s Long-Term Incentive Plan (and the Company’s form of option

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agreement). Such option will remain subject to Paragraph 3(e) of the Original Agreement, the provisions of which are incorporated herein.
(f)	The Compensation Committee of the Board will grant to you, effective January 15, 2008, an option to purchase three-hundred thousand (300,000) shares of common stock of the Company (the “Option”) pursuant to the Company’s Long-Term Incentive Plan (and the Company’s form of option agreement) with a per share exercise price equal to the fair market value of the per share price of the common stock on the effective date of grant. The Option shall vest and be fully exercisable on the first anniversary of the date of grant of the Option with respect to thirty-three and one-third percent (33.33%) of the total number of shares subject to the Option. The remaining sixty-six and two-thirds percent (66.67%) of the Option shall vest in equal monthly installments over a period of twenty-four (24) months thereafter. The Option is intended to be treated as an “incentive stock option” to the maximum extent permitted under the Internal Revenue Code of 1986, as amended (the “Code”).

(g)	You will be eligible, but not entitled, to receive additional grants of stock options and restricted capital stock of the Company in such quantities and subject to such conditions as the Board may determine in its sole and absolute discretion.

(h)	The Company will provide you with housing reimbursement in connection with your business travel to the Company’s headquarters in Phoenix in a reasonable amount to be determined by the Board, provided, however, that such reimbursement will be in an amount comparable to the cost of a standard room at the Sheraton Crescent Hotel located in Phoenix, Arizona and shall only apply to housing costs incurred while residing in Phoenix, Arizona on business.

(i)	For each week during the term of this Agreement, the Company will provide you with a reasonable allowance for one round-trip airline ticket between Los Angeles, California and Phoenix, Arizona (or comparable destinations), consistent with the terms of the Company’s travel policies then in effect for executive officers. Upon presentation of receipts, the Company also will reimburse you for all reasonable expenses incurred by you in connection with your transportation to and from the airport in Phoenix and to and from the airport in Los Angeles (consistent with the terms of the Company’s travel policies then in effect for executive officers).

(j)	In the event that you determine to move to Phoenix, Arizona from your current residence, the Company will provide you with a moving package as set forth in a separate letter provided to you. If you resign for any reason, except as a result of a Change of Control as defined in the Definitions section, attached hereto, within twelve (12) months of the date of reimbursement for the move, you must reimburse the Company the full amount of the moving package granted pursuant to this paragraph.

(k)	You may participate in any pension or profit sharing plan, stock purchase plan, group benefit plan, medical plan, and/or other benefit plans, either currently in effect or as may be established from time to time by the Board, for which you as an officer of the Company are,

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and remain, eligible to participate. (You acknowledge that you will not be entitled to any benefits under any discretionary plan unless actually provided to you in accordance with such plan.)

(l)	You covenant and agree that, as soon as practicable but in no event more than three (3) years from the date of the Original Agreement, you will beneficially own, hold and retain shares of common stock of the Company equal in value to your Base Salary for such given year (the “Minimum Ownership”); provided, however, that this covenant shall not be construed to require or encourage you to purchase shares of the Company’s common stock on the open market for the sole purpose of achieving the Minimum Ownership, as such purposes are governed by the Company’s insider trader policy. You also covenant and agree that you will not sell or dispose of, or cause anyone else to sell or dispose of, any common stock of the Company that you have received (i) as a result of this Agreement or (ii) pursuant to any other Company compensation, until and unless you have achieved (and will continue to maintain following such sale or disposition) the Minimum Ownership.

(m)	You will be eligible for, but not entitled to, receive such other compensation as may from time to time be granted to you by the Board in its sole and absolute discretion, including additional bonuses approved by the Board or the Board’s Compensation Committee.

(n)	You will be permitted to take vacations and sick leave, in accordance with the Company’s policies and procedures as in effect for officers of the Company.

(o)	The Company will pay for or reimburse you for your annual fee for membership in the Young Presidents’ Organization.
4.	Benefits and Employment Matters. The Company offers a comprehensive array of employee benefit programs. Currently, those programs include paid time off (“PTO”), medical, dental and vision care, paid holidays, disability insurance, life insurance, travel accident insurance, 401(k) Plan, Hypercom Employee Stock Purchase Plan, and tuition reimbursement. Details of these programs will be provided to you. Eligibility for Company benefit programs may vary by employee status, length of service, and by the specific benefit program. Hypercom reserves the right to modify, suspend or terminate its benefit programs in its sole discretion.
5.	Business Expenses. The Company will pay or reimburse you for all ordinary and necessary business expenses incurred or paid by you in furtherance of the Company’s business, in accordance with the Company’s policies and procedures, including, without limitation, those expenses referred to in subparagraphs (h), (i), (j) and (o) of Paragraph 3. Any reimbursement of an expense you are entitled to receive pursuant to this Agreement will (a) be paid no later than the last day of your tax year following the tax year in which you incurred the expense, (b) not be affected by any other expenses that are eligible for reimbursement in any tax year and (c) not be subject to liquidation or exchange for another benefit.

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6.	Termination for Cause or by Voluntary Resignation.
(a)	The Company may terminate you for Cause, as defined below. Upon any termination for Cause, or in the event that you voluntarily resign from the Company, you will be entitled to receive only that compensation due you through the date of termination or resignation, as the case may be. Your right to exercise any vested options shall be in accordance with the provisions of the Company’s applicable Long Term Incentive Plan and option agreement.

(b)	For purposes of this Agreement, “Cause” means if the Board, in its reasonable and good faith discretion, determines that you (i) have developed or pursued interests substantially adverse to the Company, (ii) have materially breached any employment or confidentiality agreement, (iii) have not devoted a majority of your business time, effort and attention to the affairs of the Company (or such lesser amount as has been agreed to in writing by the Company), (iv) are charged by any governmental entity with any felony (excluding traffic violations) that is reasonably determined by the Board to be true and to adversely reflect upon the Company’s standing in the community, or (v) have engaged in gross misconduct or other material omissions that are significantly detrimental to the well-being of the Company.
7.	Death or Disability.
(a)	Except as provided in this subsection 7(a), no salary or benefits shall be payable under this Agreement following the date of your death. In the event of your death, any Base Salary earned by you up to the date of your death, as well as any unreimbursed expenses or Gross-up Payment, shall be paid to your estate or named beneficiary within ninety (90) days following your death. In addition, the title to (i) such restricted common stock granted pursuant to subsection 3(c) hereof, and (ii) any other restricted common stock not governed by a conflicting agreement or performance requirements (including the restricted stock granted pursuant to subsection 3(d) hereof), the vesting of which is contingent upon continued employment with the Company, shall immediately pass to your estate or named beneficiary.

(b)	If during the term of your employment, you become so disabled or incapacitated by reason of any physical or mental illness or any substance or chemical dependency which renders you unable to perform the services required of you pursuant to your employment for a continuous period of three (3) months, then, at the option of the Board, your employment will terminate at the end of such three (3) month period, provided that (i) the Board exercises reasonable efforts to accommodate such disability in accordance with the American with Disabilities Act, and (ii) during such period of disability, incapacity or incapacity, you will be paid your Base Salary and expenses otherwise payable to you.

(c)	In the event of your death, for a period of twelve (12) months from the date of death the Company will pay for COBRA benefits (or the equivalent) for your surviving spouse and dependents covered by the Company’s group health plan at the time of your death. In the event of your termination on account of disability, for a period of twelve (12) months from the date of termination the Company will pay for COBRA benefits or the equivalent for you,

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your spouse, and your dependents covered by the Company’s group health plan at the time of termination.
8.	Termination by Reason of Company Non-Renewal of the Term. In the event that the Company does not offer to renew or extend the initial Term as provided in Paragraph 2 on or before its expiration and, as a result, your employment with the Company terminates upon the expiration of the initial Term, then, in addition to the compensation due you through the date of your termination of employment, you will be entitled to immediate vesting of all your options to purchase common stock of the Company, the exercise price of which is less than the then fair market value of such common stock upon the date of termination, and such options shall remain exercisable until their original expiration date, provided that the release contemplated by Paragraph 19 below becomes effective in accordance with its terms on or before the thirtieth (30th) day following the date of your termination of employment.
9.	Termination by the Company Other than for Cause or by You for Good Reason. In the event that you are involuntarily terminated by the Company without Cause (other than as a result of your death or disability or the Company’s non-renewal of the Term, as described in Paragraph 8) or you terminate your employment for Good Reason, and provided that the release contemplated by Paragraph 19 below becomes effective in accordance with its terms on or before the thirtieth (30th) day following the date of your termination of employment, you be will be entitled to:
(a)	an amount equal to the greater of (A) one (1) year of Base Salary at the rate then in effect or (B) the aggregate amount of Base Salary at the rate then in effect that would be paid for the period from the date of your termination of employment to the end of the Term had you remained employed throughout such period, which amount will be paid in a lump sum on the thirtieth (30th) day following that date of your termination of employment; and

(b)	immediate vesting of all of your shares of restricted stock and all of your options to purchase common stock of the Company, the exercise price of which is less than the then fair market value of such common stock upon the date of termination, and such options shall remain exercisable until the expiration date of their original terms; and

(c)	payment by the Company for a period of twelve (12) months from the date of your termination of employment for the COBRA benefits available to you, your spouse and your dependents covered by the Company’s group health plan at the time of your termination of employment.
Notwithstanding the foregoing, this Paragraph 9 shall not apply to a termination of your employment to which Paragraph 10 applies.

10.	Termination for Other than Cause or by You for Good Reason Following Change of Control. If, within a period of twelve (12) months following a Change of Control, as defined in the Definition section, attached hereto, you are involuntarily terminated by the Company without Cause (other than as a result of your death or disability or the Company’s non-renewal of the Term, as described in Paragraph 8) or you terminate your employment for Good Reason, and provided that the release

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contemplated by Paragraph 19 below becomes effective in accordance with its terms on or before the thirtieth (30th) day following the date of your termination of employment, you will be entitled to:
(a)	an amount equal to the greater of (i) eighteen (18) months of Base Salary at the rate then in effect or (ii) the aggregate amount of Base Salary at the rate then in effect that would be paid for the period from the date of your termination of employment to the end of the Term had you remained employed throughout such period, which amount will be paid in a lump sum on the thirtieth (30th) day following the date of your termination of employment; and

(b)	immediate vesting of all of your shares of restricted stock and all of your options to purchase common stock of the Company (or its successor), the exercise price of which is less than the then fair market value of such common stock upon the date of termination, and such options shall remain exercisable until the expiration date of their original terms; and

(c)	payment by the Company for a period of eighteen (18) months from the date of your termination of employment for the COBRA benefits available to you, your spouse and your dependents covered by the Company’s group health plan at the time of your termination of employment; and

(d)	reimbursement by the Company of your reasonable moving expenses to relocate your residence from Phoenix, Arizona to Malibu, California, provided that you have previously relocated your residence from Malibu, California to Phoenix, Arizona, and, within a period of six (6) months following your termination of employment covered by this Paragraph 10, you relocate your residence from Phoenix, Arizona to Malibu, California but such relocation is not at the expense of a new employer.
11.	Post-Employment Obligations. Your continuing employment is subject to the Hypercom Confidentiality, Non-Solicitation, & Non-Compete Agreement which you have previously executed and delivered to the Company, a copy of which is attached hereto as Exhibit B.
12.	Representations. You acknowledge that this offer of employment is based on, and the Company is relying upon, your representation that: (i) you are not prohibited from contacting the Company or entering into any employment arrangement with the Company; (ii) you rightfully possess any and all information that has been discussed or may be discussed with the Company in the future; (iii) no other person or entity has any interest in such information, arising out of any current or previous employment relationship or otherwise; and (iv) you have the lawful right to disclose such information to the Company, that such disclosure or any employment arrangement with the Company, will not violate the terms of any employment, non-compete, non-solicitation, confidentiality or non-disclosure agreement, or any other similar agreement, contract, law, code, regulation, or other rights, obligations or prohibitions applicable to such information, and that such information could not be considered in any way a trade secret in any jurisdiction.
13.	Personal Rights and Obligations. This Agreement and all rights and obligations hereunder are personal and will not be assignable by either you or the Company except as provided in this Paragraph 13, and any purported assignment in violation thereof will be null and void. Subject to

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the provisions of Paragraph 10, any person, firm or corporation succeeding to the business of the Company by merger, consolidation, purchase of assets or otherwise will assume by contract or operation of law the obligations of the Company hereunder and in such a case you will continue to honor the terms of this Agreement with such business substituted for the Company as the employer.
14.	Board Service. You agree to not participate as a member of the board of directors of any company other than Hypercom for the first twelve (12) months of your employment by the Company. Thereafter, your service as a member of any board of directors other than that of the Company will require the prior written consent of a majority of the members of the Board of the Company. The Board shall not unreasonably withhold its consent.
15.	Notices. Any notice, election or communication to be given hereunder will be in writing and delivered in person or deposited, certified or registered, in the United States mail, postage prepaid, addressed as follows:
       If to the Company:
       Hypercom Corporation
       2851 West Kathleen Road
       Phoenix, Arizona 85053
       Attn: General Counsel
       If to you:
       Philippe Tartavull
       3550 Surfwood Road
       Malibu, California 90265
or to such other addresses as the Company or you may from time to time designate by notice hereunder. Notices will be effective upon delivery in person or upon receipt of any facsimile or e-mail, or at midnight on the fourth business day after the date of mailing, if mailed.

16.	Entire Agreement. Except for the provisions of the Original Agreement attached hereto as Exhibit A and expressly incorporated into this Agreement, the Hypercom Employee Confidentiality, Non-Solicitation & Non-Compete Agreement attached hereto as Exhibit B, the Company’s Long-Term Incentive Plan or any other incentive plan and related forms equity award agreement governing equity incentive awards subject to this Agreement, and the Company’s policies and procedures to which you are subject, this Agreement constitutes and embodies the full and complete understanding and agreement of the Company and you with respect to your employment by the Company and supersedes all prior understandings or agreements whether oral or in writing. This Agreement may be amended only by a writing signed by you and the Company. This Agreement may be executed in any number of counterparts, each of which will be considered a duplicate original.

17.	Arbitration. Any controversy relating to this Agreement or relating to the breach hereof will be settled by arbitration conducted in Phoenix, Arizona in accordance with the Commercial Arbitration

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Rules of the American Arbitration Association then in effect. The award rendered by the arbitrator(s) will be final and judgment upon the award rendered by the arbitrator(s) may be entered upon it in any court having jurisdiction thereof. The arbitrator(s) will possess the powers to issue mandatory orders and restraining orders in connection with such arbitration. The expenses of the arbitration will be borne by the losing party unless otherwise allocated by the arbitrator(s). This agreement to arbitrate will be specifically enforceable under the prevailing arbitration law. During the continuance of any arbitration proceedings, the parties will continue to perform their respective obligations under this Agreement. Nothing in this Agreement will preclude the Company or any affiliate or successor from seeking equitable relief, including injunction or specific performance, in any court having jurisdiction, in connection with any obligations of confidentiality.

18.	Governing Law. This Agreement will be governed by and interpreted in accordance with the laws of the State of Arizona.

19.	Withholding and Release. You hereby acknowledge that you have carefully reviewed the provisions of this Agreement and agree that the provisions are fair and equitable, and that they are necessary and reasonable in order to protect the Company and its affiliates in the conduct of their business. You acknowledge and agree that payments made to you hereunder may be subject to withholding. You further acknowledge and agree that payment of any compensation to be provided to you following any termination of your employment is subject to your compliance with any reasonable and lawful policies or procedures of the Company relating to employee severances, including the execution and delivery by you of a release reasonably satisfactory to the Company of any and all claims that you may have against the Company or related persons, except for (i) any continuing obligations required by law or provided herein, and (ii) for any continuing obligations of indemnification due you as an officer (or a former officer).

20.	Code Section 409A.
(a)	Notwithstanding anything set forth in this Agreement to the contrary, no amount payable pursuant to this Agreement on account of your termination of employment with the Company which constitutes a “deferral of compensation” within the meaning of the Treasury Regulations issued pursuant to Section 409A of the Code (the “Section 409A Regulations”) shall be paid unless and until you have incurred a “separation from service” within the meaning of the Section 409A Regulations. Furthermore, to the extent that you are a “specified employee” within the meaning of the Section 409A Regulations as of the date of your separation from service, no amount that constitutes a deferral of compensation which is payable on account of your separation from service will be paid to you before the date (the “Delayed Payment Date”) which is first day of the seventh month after the date of your separation from service or, if earlier, the date of your death following such separation from service. All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.

(b)	The Company intends that income provided to you pursuant to this Agreement will not be subject to taxation under Section 409A of the Code. The provisions of this Agreement will

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be interpreted and construed in favor of satisfying any applicable requirements of Section 409A of the Code. However, the Company does not guarantee any particular tax effect for income provided to you pursuant to this Agreement. In any event, except for the Company’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to you, the Company will not be responsible for the payment of any applicable taxes on compensation paid or provided to you pursuant to this Agreement.
We look forward to continuing to work with you to fully enable your and our shareholders’ mutual success.

Sincerely,
/s/ Daniel D. Diethelm

Accepted by:
/s/ Philippe Tartavull
Philippe Tartavull

December 20, 2007 Date of Acceptance

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